As filed with the Securities and Exchange Commission on September 15, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Newell Rubbermaid Inc.
(Name of Subject Company (Issuer))
Newell Rubbermaid Inc.
(Name of Filing Person (Offeror))

5.50% Convertible Senior Notes due 2014
(Title of Class of Securities)
651229 AH9
(CUSIP Number of Class of Securities)
John K. Stipancich
Senior Vice President,
General Counsel and Corporate Secretary
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328
(770) 418-7000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
David McCarthy
Schiff Hardin LLP
233 South Wacker Drive
Suite 6600
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$699,194,250	$49,853

(1)	Estimated solely for purposes of calculating the amount of the fee. The valuation is calculated based on the product of (i) $2,026.65, which was the average of the high and low price for $1,000 principal amount of the 5.50% Convertible Senior Notes due 2014 (the “Notes”) on August 11, 2010, and (ii) the quotient of (x) $345,000,000, the aggregate principal amount of the Notes which are sought for exchange, and (y) $1,000.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO originally filed on August 17, 2010 and amended by Amendment No. 1 thereto filed on August 26, 2010 and relates to an offer, or the Exchange Offer, by Newell Rubbermaid Inc., a Delaware corporation, or the Company, to exchange shares of its Common Stock, $1.00 par value per share, or Common Stock, a cash payment and cash in lieu of fractional shares of Common Stock, if any, for any and all of its outstanding 5.50% Convertible Senior Notes due 2014 (CUSIP No. 651229 AH9), or the Notes.
     The offer was made upon the terms and subject to the conditions contained in the Offer to Exchange dated August 17, 2010 (as amended and supplemented, the Offer to Exchange) and the related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     This tender offer statement on Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Exchange and the related letter of transmittal is incorporated in this Amendment No. 2 to the tender offer statement on Schedule TO in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically referenced herein.

Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 11:59 p.m., New York City time, on September 14, 2010 (the “Expiration Date”). On September 15, 2010, the Company announced that $324,691,000 aggregate principal amount of the Notes were validly tendered in the Exchange Offer and not withdrawn before the Expiration Date. On September 15, 2010, the Company issued a press release announcing the expiration and final results of the Exchange Offer, which is filed as Exhibit (a)(5)(ii) hereto and incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(ii)	Press Release, dated September 15, 2010, announcing the expiration and final results of the Exchange Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWELL RUBBERMAID INC.

Date: September 15, 2010	By:	/s/ John K. Stipancich

John K. Stipancich
Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange, dated August 17, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, dated August 17, 2010.*

(a)(5)(ii)	Press Release, dated September 15, 2010, announcing the expiration and final results of the Exchange Offer.

(b)	None.

(d)(i)	Indenture dated as of November 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 3, 1996).

(d)(ii)	Supplemental Indenture dated as of March 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JP Morgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (including the form of Notes for the Company’s 5.50% Convertible Senior Notes due 2014) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 24, 2009).

(g)	None.

(h)	None.

*  Previously filed.

4